Cementos Lima S.A.

FILE NO.
82-3911

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 04 2006
WASH. D.C. 209

SUPPL

VAL-135-05
December 16, 2005

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Information relating holders' share on the Capital Stock of COMPAÑIA ELECTRICA EL PLATANAL S.A. - CELEPSA.

   Date: filed with CONASEV on December 12, 2005.

   Required by: CONASEV

2. Monthly information as of November 30, 2005 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on December 13, 2005.

   Required by: CONASEV

3. Information concerning the incorporation, purpose, capital stock and members of the Board of COMPAÑIA ELECTRICA EL PLATANAL S.A. - CELEPSA.

   Date: filed with CONASEV on December 23, 2005.

   Required by: CONASEV

PROCESSED
JAN 10 2006
THOMSON FINANCIAL

06010081

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

FILE N°
82-3911

GF.0169.05
Lima, December 12, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V

Attention : Public Registry of Securities and Intermediaries

Re.: Important Events

Dear sirs:

As defined under Article 28 of the Securities Market Law and Resolución CONASEV No. 107-2002-EF/94.10, we inform you as "Important Event" the following:

The Management, authorized by the Extraordinary General Meeting of Shareholders held on November 4, 2005, has defined the share of CEMENTOS LIMA S.A. in COMPAÑIA ELECTRICA EL PLATANAL S.A. - CELEPSA, which will be the 60% on the capital stock with a cash contribution up to US$ 50'400,000.00.

Aditionally, the Management informs about the other investors' share on the capital stock of COMPAÑIA ELECTRICA EL PLATANAL S.A. - CELEPSA:

CEMENTO ANDINO S.A. (authorized by the General Meeting of Shareholders held on December 9, 2005) with a 30% share on the capital stock of COMPAÑIA ELECTRICA EL PLATANAL S.A. - CELEPSA with a cash contribution up to US$ 25'200,000.00.

CORPORACION ACEROS AREQUIPA S.A., authorized by the Board of Directors' Meeting held on December 7, 2005, with the 10% share on the capital stock of COMPAÑIA ELECTRICA EL PLATANAL S.A. - CELEPSA with a cash contribution up to US$ 8'400,000.00.

Truly yours,

ALVARO MORALES PUPPO
Finance Manager (CFO)
Stock and Securities Representative

c.c.: Securities and Exchange Commission - SEC
FILE: TRACONA2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-133-05

December 13, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of November 30, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 203

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE N°
82-3911**

GF.171.05
Lima, December 23, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" the following:

COMPAÑIA ELECTRICA EL PLATANAL S.A.-CELEPSA is formally incorporated since yesterday, December 22, 2005, with the purpose to engage in the electricity business (generation and commercialization) using hydraulic, geothermic and thermic resources. Once the Public Deed of Incorporation and the By-Laws are granted, CELEPSA will start its operations with the constuction and operation of the El Platanal G-1 Hydroelectric Power Plant, with an installed capacity of 220,0 MW using the water resources of the Cañete River.

The initial fully subscribed and paid-up capital stock is S/. 10,000 represented by 10,000 registered common shares of nominal value S/. 1.00 each, paid-up with the following contritutions:

CEMENTOS LIMA S.A., with RUC Nr 20100137390, made a money contribution of S/. 6,000 and subscribed and payed 6,000 common shares of S/. 1.00 each (60% of capital stock).

CEMENTO ANDINO S.A., with RUC Nr 20129497077, made a money contribution of S/. 3,000 and subscribed and payed 3,000 common shares of S/. 1.00 each (30% of capital stock).

CORPORACION ACEROS AREQUIPA S.A., with RUC Nr 20370146994, made a money contribution of S/. 1,000 and subscribed and payed 1,000 common shares of S/. 1.00 each (10% of capital stock).

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

Cementos Lima S.A.

The first Board of Directors of CELEPSA is made up of ten persons for a three-year term that begins the same date the public deed is granted and will end with the Obligatory Annual Meeting of Shareholders summoned to report on the corporate social responsibility and the financial statements for the fiscal year 2007.

The composition of the first Board is as follows:

Chairman:
Jaime Rizo Patrón Remy, Eng., Peruvian, with DNI 08777411
Vice Chairman:
Ricado Rizo Patrón de la Piedra, Eng., Peruvian, with DNI 08245379
Members:

- Marcelo Rizo Patrón de la Piedra, Eng., Peruvian, with DNI 08776061
- Carlos Ugás Delgado, Eng., Peruvian, with DNI 10313820
- Reynaldo Hernán Torres Marchal, Eng., Peruvian, with DNI 10495095
- Alfredo Gastañeta Alayza, Esq., Peruvian, with DNI 07278765
- Jaime Sotomayor Bernós, Eng., Peruvian, with DNI 08774430
- Julio Ramírez Bardález, Esq.m Peruvian, with DNI 08248042
- Alvaro Morales Puppo, Peruvian, with DNI 08746632
- Ricardo Cillóniz Champín, Peruvian, with DNI 08239120

Pedro Alfonso Lerner Rizo Patrón, Eng., Peruvian, with DNI 09383210, was appointed as General Manager of CELEPSA.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

FILE: TRACON5